Exhibit 99.3

Basel 3 Pro-Forma Solvency Measures

While Deutsche Bank’s regulatory risk-weighted assets, capital and ratios thereof are currently calculated for regulatory purposes under the Basel 2.5 capital rules, we also disclose measures of our regulatory risk-weighted assets, capital and ratios thereof under a pro forma full application of the Basel 3 rules, based on our assumptions as to how such rules will be implemented in European Union and adopted in Germany. These assumptions will be refined over time as the relevant regulators further clarify the applicable rules, as we continue to refine our models and as our and the industry’s understanding and interpretation of the rules evolve. Because the Basel 3 rules are not yet implemented, such measures are also non-GAAP financial measures. We believe that these pro forma Basel 3 calculations provide useful information to investors as they reflect our progress against future regulatory capital standards and as many of our competitors have been describing Basel 3 calculations on a “fully loaded” basis, as described below.

Although rules are still being finalized by legislators and regulatory guidance on implementation is incomplete in many ways, we determine pro-forma Common Equity Tier 1 capital (CET1 capital) and pro-forma risk-weighted assets (RWA) according to expected solvency rules under Basel 3. In doing so, we make use of the latest available draft legislation of the European Union, the fourth Capital Requirements Directive (CRD 4) and the Capital Requirements Regulation (CRR). Our interpretation is formally incorporated in policies governed by the same structures and committees as the policies that we use to calculate RWA or Core Tier 1 capital (CT1 capital) under Basel 2.5.

The “fully loaded” Basel 3 metrics, which are implemented on a pro forma basis, reflect the application of the rules that are expected to govern Deutsche Bank as of 2019 according to that draft legislation. The “transitional” Basel 3 measures account for the probable phase-in of provisions which are expected to be allowed to ease the transition for banks to the “fully loaded” capital rules. As the final implementation of Basel 3 may differ from our expectations, and our competitors’ assumptions and estimates regarding such implementation may vary, our Basel 3 non-GAAP financial measures may not be comparable with similarly labeled measures used by our competitors.

The following table presents a reconciliation of the estimated pro-forma CET1 capital as of December 31, 2012 under Basel 3 rules compared to Basel 2.5 rules, along with our estimated RWAs and capitalization ratios under Basel 3 rules. Note that these figures are unaudited.

		Pro forma Dec 31, 2012
in € billion (unless stated otherwise)	Reported Dec 31, 2012	CET1 transitional	CET1 ‘fully-loaded’
CET1 (Basel 2.5)	38.0
RWA (Basel 2.5)	334

CET1 ratio	11.4%

CRD 4/CRR impact on CET1
Adjustments not impacted by transitional provisions
- Conversion from securitization deductions to RWA		1.0	1.0
- Debt Value Adjustments (DVA)[1]		(0.6)	(0.6)
- Prudential valuation adjustments		0.0	0.0
- Other		0.0	0.0
Adjustments impacted by transitional provisions
- Goodwill and intangibles[2]		11.3	0.0
- Expected Loss > impairment		(0.1)	(0.6)
- Deferred tax assets subject to full deduction treatment		0.0	(1.7)
- Excess minority interests[3]		0.0	(0.1)
- Pensions		0.0	(0.9)
- Gains on AFS equity and debt[4]		0.0	0.3
- Other[5]		1.0	(3.9)

CET1 (pro-forma Basel 3)		50.5	31.3

CRD 4/CRR impact on RWA
- New charge for Credit Valuation Adjustments (CVA)		28	28
- Reclassification of high risk securitization positions from CET1 capital deductions into RWA		24	24
- New charge for business with Central Counterparties and clearing		4	4
- Other[6]		19	12

RWA (pro-forma Basel 3)		408	401

CET1 ratio (pro-forma Basel 3)		12.4%	7.8%

[1]	In light of latest CRD 4/CRR proposal DVAs will be subject to transitional provisions and thus reported under “Adjustments impacted by transitional provisions” in the future.
[2]	Only eligible goodwill/intangible amount that is put against Additional Tier 1 instruments is shown here.
[3]	Our minority interests are not eligible for recognition as CET1 under CRD 4/CRR rules.
[4]	Also includes unrealized gains and losses from instruments measured at fair value (other than AFS instruments) and that fall under the treatment of article 32 of CRR.
[5]

Includes own shares in trading book, deductions from significant investments in financial sector entities and deferred tax assets from temporary differences that arise from the application of the 10/15 % threshold rule.

[6]	Includes changes to Credit Risk and Market Risk RWA calculation as well as RWA related to capital deductions.